As filed with the Securities and Exchange Commission on October 6, 2009

Securities Act Registration No. 333-160781
Investment Company Act File Number 814-176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

Registration Statement Under The Securities Act Of 1933:

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒

HARRIS & HARRIS GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

111 West 57th Street
Suite 1100
New York, New York 10019
(Address of Principal Executive Offices)

(212) 582-0900
(Registrant’s Telephone Number, including Area Code)

Douglas W. Jamison, Chairman, CEO
111 West 57th Street
Suite 1100
New York, New York 10019
 (Name and Address of Agent for Service)

Copies to:

Sandra M. Forman, Esq.	Richard T. Prins, Esq.
General Counsel	Skadden, Arps, Slate, Meagher & Flom LLP
Harris & Harris Group, Inc.	Four Times Square
111 West 57th Street, Suite 1100	New York, New York 10036
New York, New York 10019	(212) 735-3000
(212) 582-0900

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-160781) is being filed pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement.  Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement.  This Post-Effective Amendment No. 1 does not change any other part of the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.  The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

(1)	Financial Statements - The following financial statements and related documents are incorporated by reference into this Registration Statement:

(a)       Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of December 31, 2008, and 2007

Consolidated Statements of Operations for the years ended December 31, 2008, 2007, and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006

Consolidated Statements of Changes in Net Assets for the years ended December 31, 2008, 2007, and 2006

Consolidated Schedule of Investments as of December 31, 2008, and 2007

Notes to Consolidated Schedule of Investments

Notes to Consolidated Financial Statements

Financial Highlights for the years ended December 31, 2008, 2007, and 2006

(b)       Quarterly Report on Form 10-Q

Consolidated Statements of Assets and Liabilities as of June 30, 2009 (unaudited) and December 31, 2008

Consolidated Statements of Operations for the three and six months ended June 30, 2009 and 2008 (unaudited)

Consolidated Statements of Cash Flows for the three and six months ended June 30, 2009 and 2008 (unaudited)

Consolidated Statements of Changes in Net Assets for the six months ended June 30, 2009 (unaudited) and the year ended December 31, 2008

Consolidated Schedule of Investments as of June 30, 2009 (unaudited)

Notes to Consolidated Schedule of Investments

Notes to Consolidated Financial Statements

Financial Highlights for the quarters ended June 30, 2009 and 2008

Statements, schedules and historical information other than those listed above have been omitted since they are either not applicable, or not required or the required information is shown in the financial statements or notes thereto.

(2)           Exhibits:

(a)           (1)           Restated Certificate of Incorporation of Harris & Harris Group, Inc., dated September 23, 2005, incorporated by reference as Exhibit 99 to Form 8-K filed on September 27, 2005.

(2)           Certificate of Amendment of the Certificate of Incorporation of Harris & Harris Group, Inc., dated May 19, 2006, incorporated by reference as Exhibit 3.1 to the Company's Form 10-Q filed on August 9, 2006.

(b)           Restated By-laws of the Company, incorporated by reference as Exhibit 2(b) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-112862) filed on March 22, 2004.

(c)           Not applicable.

(d)           Form of Specimen Certificate of Common Stock, incorporated by reference as Exhibit 4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (file No. 814-00176) filed on March 16, 2009.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           (1)           Underwriting Agreement, dated October 6, 2009, between Harris & Harris Group, Inc. and Needham & Company, LLC, incorporated by reference as Exhibit 1 to the Company’s Form 8-K (File No. 814-00176) filed on October 6, 2009.

 (2)           Form of Selected Dealer Agreement.(1)

 (i)           (1)           Harris & Harris Group, Inc. Amended and Restated Employee Profit-Sharing Plan, incorporated by reference as Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176) filed on March 13, 2008.

(2)           Harris & Harris Group, Inc., 2006 Equity Incentive Plan, incorporated by reference as Appendix B to the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 3, 2006.

(3)           Form of Incentive Stock Option Agreement incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

(4)           Form of Non-Qualified Stock Option Agreement, incorporated by reference as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 814-00176) filed on March 16, 2009.

 (5)           Nonsolicitation and Noncompetition Agreement between the Company and Charles E. Harris, dated July 31, 2008, incorporated by reference as Exhibit 10 to the Company’s Form 8-K (File No. 814-00176) filed on August 1, 2008.

(6)           Amended and Restated Employment Agreement between Harris & Harris Group, Inc. and Charles E. Harris, dated August 2, 2007, incorporated by reference as Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(7)           Amended and Restated Severance Compensation Agreement, dated August 2, 2007, incorporated by reference as Exhibit 10.2 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(8)           Trust Under Harris & Harris Group, Inc. Deferred Compensation Agreement, incorporated by reference as Exhibit I(12) to the Company’s  Registration Statement on Form N-2 (File No. 333-138996) filed on November 29, 2006.

(9)           Amended and Restated Harris & Harris Group, Inc. Executive Mandatory Retirement Benefit Plan, dated August 2, 2007, incorporated by reference as Exhibit 10.4 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(10)           Amended and Restated Supplemental Executive Retirement Plan, dated August 2, 2007, incorporated by reference as Exhibit 10.3 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(j)           Harris & Harris Group, Inc. Custodian Agreement with The Bank of New York Mellon, incorporated by reference as Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 814-00176) filed on March 16, 2009.

(k)           (1)           Form of Indemnification Agreement which has been established with all directors and executive officers of the Company.(2)

(2)           Agreement of Sub-Sublease, dated April 18, 2003, by and between Prominent USA, Inc. and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.17 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176) filed on March 13, 2008.

(3)           Amendment to Agreement of Sub-Sublease, dated May 9, 2003, by and between Prominent USA, Inc., and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176) filed on March 13, 2008.

(4)           Assignment and Assumption, Modification and Extension of Sublease Agreement, dated December 17, 2004, by and among the Economist Newspaper Group, Inc., National Academy of Television Arts & Sciences, and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2007 (File No.814-00176) filed on March 13, 2008.

(5)           Lease Agreement, dated September 24, 2009, between Rosh 1450 Properties LLC and Harris & Harris Group, Inc., incorporated by reference as Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00176) filed on September 24, 2009.

(l)           Opinion letter and Consent of Skadden, Arps, Slate, Meagher & Flom, LLP.(3)

(m)           Not applicable.

(n)           Consent of Independent Registered Public Accounting Firm.(1)

(o)           Not applicable.

(p)           Not applicable.

(q)           Not applicable.

(r)	Code of Ethics Pursuant to Rule 17j-1, incorporated by reference as Exhibit 14 to the Company's Form 8-K (File No. 814-00176) filed on March 7, 2008.

(s)           Powers of Attorney.(2)

(1)   Filed herewith.

(2)  Previously filed with the Company's initial Registration Statement on Form N-2 (File No. 333-160781) filed on July 24, 2009.

(3)           Previously filed with Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-160781) filed on September 21, 2009.

Item 26.  Marketing Arrangements

The information contained under the heading "Plan of Distribution" of the Prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement.

Item 27.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with this offering described in this Registration Statement:

Registration fees	$5,000
Nasdaq listing fee	$6,500
Printing (other than stock certificates)	$0
Accounting fees and expenses	$52,500
Legal fees and expenses	$150,000
Miscellaneous	$113,500
Total	$327,500

Item 28.  Persons Controlled by or Under Common Control with Company

Direct Subsidiary

At December 31, 2008	Organized under laws of	Percentage of voting securities owned by the Registrant
Harris & Harris Enterprises, Inc.	Delaware	100%

Indirect Subsidiary

We indirectly control Harris & Harris Partners I, L.P.  The partners are Harris & Harris Enterprises, Inc. (sole general partner) and the Company (sole limited partner).

In addition, we may be deemed to control certain portfolio companies.  See “General Description of Our Portfolio Companies” in the Prospectus.

Item 29.  Number of Holders of Securities (as of October 5, 2009)

Title of class	Number of record holders
Common Stock, $.01 par value	138

Item 30.  Indemnification

We have agreed to indemnify Needham & Company, LLC, as underwriter, against certain civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"), for any inaccuracy in our representations and warranties contained in the Underwriting Agreement filed as Exhibit (h)(1) hereto (the “Underwriting Agreement”) and for any failure to perform our contractual and legal obligations in connection with an offering pursuant to the Underwriting Agreement. We have also agreed to contribute to payments the underwriter may be required to make in respect of any such liabilities.

Article 8 ("Article 8") of our Certificate of Incorporation, as adopted by our board of directors in October 1992, and approved by our shareholders in December 1992 and restated in September 2005, provides for the indemnification of our directors and officers to the fullest extent permitted by applicable New York law, subject to the applicable provisions of the 1940 Act.

Scope of Indemnification Under New York Law.  BCL §§ 721-726 provide that a director or officer of a New York corporation who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding (i) shall be entitled to indemnification by the corporation for all expenses of litigation when he is successful on the merits, (ii) may be indemnified by the corporation for judgments, fines, and amounts paid in settlement of, and reasonable expenses incurred in, litigation (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interest of the corporation (and, in criminal proceedings, had no reasonable cause to believe that his conduct was unlawful), and (iii) may be indemnified by the corporation for amounts paid in settlement and reasonable expenses incurred in a derivative suit (i.e., a suit by a shareholder alleging a breach of a duty owed to the corporation by a director or officer) even if he is not successful on the merits, if he acted in good faith, for a purpose which he believed to be in, or not opposed to, the best interest of the corporation.  However, no indemnification may be made in accordance with clause (iii) if he is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability and in view of all of the circumstances, he is entitled to indemnification.  The indemnification described in clauses (ii) and (iii) above and the advancement of litigation expenses, may be made only upon a determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel, or (iii) the shareholders that indemnification is proper because the applicable standard of conduct has been met.  In addition, litigation expenses to a director or officer may only be made upon receipt of an undertaking by the director or officer to repay the expenses if it is ultimately determined that he is not entitled to be indemnified.  The indemnification and advancement of expenses provided for by BCL §§ 721-726 are not deemed exclusive of any rights the indemnitee may have under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.  When any action with respect to indemnification of directors is taken by amendment to the by-laws, resolution of directors, or agreement, the corporation must mail a notice of the action taken to its shareholders of record by the earlier of (i) the date of the next annual meeting, or (ii) fifteen months after the date of the action taken.

The foregoing provisions are subject to Section 17(h) of the 1940 Act, which provides that neither the certificate of incorporation or by-laws nor any agreement may protect any director or officer against any liability to the Company or any of its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

The Indemnification Agreements.  Pursuant to the Indemnification Agreement, the Company would indemnify the indemnified director or officer (the "Indemnitee") to the fullest extent permitted by New York law as in effect at the time of execution of the Indemnification Agreement and to such fuller extent as New York law may permit in the future, subject in each case to the applicable provisions of the 1940 Act.  An Indemnitee would be entitled to receive indemnification against all judgments rendered, fines levied, and other assessments (including amounts paid in settlement of any claims, if approved by the Company), plus all reasonable costs and expenses (including attorneys’ fees) incurred in connection with the defense of any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative (an "Action"), related to or arising from (i) any actual or alleged act or omission of the Indemnitee at any time as a director, officer, employee, or agent of the Company or any of its affiliates or subsidiaries, or (ii) the Indemnitee’s past, present, or future status as a director, officer, employee or agent of the Company or any of its affiliates or subsidiaries.  An Indemnitee would also be entitled to advancement of all reasonable costs and expenses incurred in the defense of any Action upon a finding by a court or an opinion of independent counsel that the Indemnitee is more likely than not to prevail.  If the Company makes any payment to the Indemnitee under the Indemnification Agreement and it is ultimately determined that the Indemnitee was not entitled to be indemnified, the Indemnitee would be required to repay the Company for all amounts paid to the Indemnitee under the Indemnification agreement.  An Indemnitee would not be entitled to Indemnification or advancement of expenses under the Indemnification Agreement with respect to any proceeding or claim brought by him against the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We maintain directors’ and officers’ liability insurance.

Item 31.  Business and Other Connections of Investment Adviser

Not applicable because the Company has no investment adviser.

Item 32.  Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated there under are maintained at the offices of the Company at 111 West 57th Street, Suite 1100, New York, New York 10019.  Certain accounts, books and other documents pertaining to the Company’s subsidiaries are maintained at 111 West 57th Street, Suite 1100, New York, New York 10019.  Our transfer agent, American Stock Transfer & Trust Company, maintains records for us at 59 Maiden Lane, New York, N.Y. 10038.

Item 33.  Management Services

Global Shares provides stock plan administration services for our Equity Incentive Plan.  The total cost of these services for fiscal years ending December 31, 2007 and 2008 were $20,650 and $11,850, respectively.

Item 34.  Undertakings

1.           We undertake to suspend the offering of shares until we amend our prospectus if:

(1)
subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10  percent from our net asset value per share as of the effective date of the Registration Statement; or

(2)	the net asset value increases to an amount greater than our net proceeds as stated in the Prospectus.

2.           Not applicable.

3.           Not applicable.

4.           We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)
that for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c),(d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining our liability under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

We undertake that in a primary offering of our securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about us or our securities provided by or on our behalf; and

(3)	any other communication that is an offer in the offering made by us to the purchaser.

5.           We hereby undertake:

(a)
that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 497(e) and Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.           Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 6th day of October, 2009.

HARRIS & HARRIS GROUP, INC.

By:	/s/ Douglas W. Jamison
Name: Douglas W. Jamison
Title: Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Douglas W. Jamison Douglas W. Jamison	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 6, 2009

/s/ Daniel B. Wolfe Daniel B. Wolfe	Chief Financial Officer (Principal Financial Officer)	October 6, 2009

/s/ Patricia N. Egan Patricia N. Egan	Chief Accounting Officer, Senior Controller and Vice President	October 6, 2009

/s/ W. Dillaway Ayres, Jr. W. Dillaway Ayres, Jr.	Director	October 6, 2009

/s/ C. Wayne Bardin Dr. C. Wayne Bardin	Director	October 6, 2009

/s/ Philip A. Bauman Dr. Phillip A. Bauman	Director	October 6, 2009

/s/ G. Morgan Browne G. Morgan Browne	Director	October 6, 2009

/s/ Dugald A. Fletcher Dugald A. Fletcher	Director	October 6, 2009

/s/ Lori D. Pressman Lori D. Pressman	Director	October 6, 2009

/s/ Charles E. Ramsey Charles E. Ramsey	Director	October 6, 2009

/s/ James E. Roberts James E. Roberts	Director	October 6, 2009

/s/ Richard P. Shanley Richard P. Shanley	Director	October 6, 2009

EXHIBITS

Exhibit No.	Description of Exhibit

(h)(2)	Form of Selected Dealer Agreement

(n)	Consent of Independent Registered Public Accounting Firm